SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

___________________

FORM 11-K
___________________

(Mark One)

[ X ]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2013

[   ]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _______________ to _______________

Commission file number 001-33994

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTERFACE, INC. SAVINGS AND INVESTMENT PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

INTERFACE, INC.
2859 PACES FERRY ROAD, SUITE 2000
ATLANTA, GA   30339

Interface, Inc.
Savings and Investment Plan

Financial Statements and Supplemental Schedule
Years Ended December 31, 2013 and 2012
With Report of Independent Registered Public Accounting Firm

Interface, Inc.
Savings and Investment Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Interface, Inc. Savings and Investment Plan
Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of the Interface, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP
Atlanta, GA
June 20, 2014

Interface, Inc.
Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31,	2013	2012

Assets
Cash and cash equivalents Investments, at fair value:	$21,527	$--
Common/collective trust	19,274,054	20,375,034
Mutual funds	82,357,377	61,255,476
Interface, Inc. stock fund	7,989,345	7,939,368
TradeLink Investments – self-directed brokerage	710,045	342,556

Total Investments	110,330,821	89,912,434

Receivables:
Participant contributions	--	141,870
Notes receivable from participants	3,885,973	3,260,290
Employer contributions	--	55,137

Total Receivables	3,885,973	3,457,297

Net assets available for benefits at fair value	114,238,321	93,369,731

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(269,354)	(839,819)

Net assets available for benefits	$113,968,967	$92,529,912

See accompanying notes to financial statements.

Interface, Inc.
Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

Years ended December 31,	2013	2012

Additions to:

Investment income:
Interest and dividend income from mutual funds	$2,937,494	$1,689,707
Interest income from common collective trust	375,859	470,294
Dividend income from Interface, Inc. stock fund	46,677	54,304
Net appreciation in fair value of Interface, Inc. stock fund	2,554,904	2,636,826
Net appreciation in fair value of mutual funds	13,519,560	7,126,632

Net investment income	19,434,494	11,977,763

Interest income from notes receivable from participants Contributions:	156,237	148,556
Participant	6,514,948	6,394,313
Employer	2,352,525	2,529,248
Participant rollovers	681,811	354,977

Total contributions	9,549,284	9,278,538
Total additions	29,140,015	21,404,857

Deductions to:
Benefits paid to participants	7,676,010	20,524,321
Administrative expenses	24,950	24,496

Total deductions	7,700,960	20,548,817

Net increase in net assets available for benefits	21,439,055	856,040

Net assets available for benefits, beginning of year	92,529,912	91,673,872

Net assets available for benefits, end of year	$113,968,967	$92,529,912

See accompanying notes to financial statements.

Interface, Inc. Savings and Investment Plan - Notes to Financial Statements

1. Description of Plan
The following description of the Interface, Inc. (the “Company”) Savings and Investment Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.
General - The Plan is a defined contribution plan established on October 1, 1988 covering substantially all full-time employees of Interface, Inc. and adopting domestic subsidiaries who have six months of service and are age eighteen or older.  The Plan also covers part-time employees of the Company who have twelve months of service and are age eighteen or older.  The Interface, Inc. Administrative Committee is responsible for oversight of the Plan, including the determination of the appropriateness of the Plan’s investment offerings and monitoring of the investment performance.

The Plan was amended on August 9, 2012 to fully vest participants that remained employed with Bentley Prince Street, Inc., and removed Bentley Prince Street, Inc. as a participating company, upon the sale of that company on August 17, 2012. As a result of this transaction, those participants were entitled to an elective distribution from the Plan (including, but not limited to, rolling over their existing account and outstanding loans) to the new established Bentley Prince Street, Inc. 401(k) Plan.  The plan assets of the participants that were distributed to the Bentley Prince Street, Inc. 401(k) Plan totaled $7,151,708.

b.
Contributions – Each year, participants may contribute up to 40 percent of pretax annual compensation, as defined in the Plan, up to a maximum of $17,500 for 2013 and a maximum of $17,000 for 2012.  Participants who have attained age 50 before the end of the plan year were eligible to make catch-up contributions of $5,500 for each of 2013 and 2012.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover).  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan.  Automatically enrolled participants have their deferral rate set at three percent of eligible compensation and their contributions are invested in the appropriate target date fund until changed by the participant.  Deferral percentages for automatically enrolled participants increase one percent annually up to ten percent.  The Company contributes fifty percent of the first six percent of eligible compensation that a participant contributes to the Plan.  Additional profit-sharing amounts may be contributed at the option of the Company’s Board of Directors in the form of cash or Company common stock.  No additional profit-sharing amounts were contributed by the Company to the Plan during the years ended December 31, 2013 and 2012. Contributions are subject to certain limitations.

Interface, Inc. Savings and Investment Plan - Notes to Financial Statements

c.
Participant Accounts - Each participant’s account is credited with the participant’s contributions and Company matching contributions as well as allocations of the Company’s profit sharing contribution and Plan earnings. Participant’s accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant account balances, as  defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

d.
Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based ratably on years of continuous service.  A participant is 100 percent vested after five years of credited service beginning with 20 percent after year one.

e.
Notes receivable from participants – Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their account balance.  Each loan is secured by the balance in the borrowing participant’s account and bears interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator on the date of the loan.  Interest rates are currently equal to the prime rate plus one percent. Principal and interest are paid ratably through payroll deductions.

f.
Payment of Benefits - On termination of service due to death, disability, retirement, or separation of service, a participant is eligible to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account.  Vested balances less than $1,000 may be automatically distributed in the form of cash after termination of employment.  Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan.

g.
Forfeited Accounts – At December 31, 2013 and 2012, forfeited nonvested accounts totaled $10,095 and $5,016, respectively. These accounts will be used to reduce future employer contributions. In 2013 and 2012, the Plan used $247,881 and $77,363, respectively, of the forfeited non-vested account balances to reduce employer contributions.

Interface, Inc. Savings and Investment Plan - Notes to Financial Statements

2. Summary of Accounting Policies
Basis of Accounting

The accompanying financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were able to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

Recently Issued Accounting Pronouncements

In October 2012, the Financial Accounting Standards Board issued Accounting Standards Update 2012-04, "Technical Corrections and Improvements" ("ASU 2012-04"). ASU 2012-04 makes certain technical corrections, conforms terminology and clarifies guidance in various Topics of the Accounting Standards Codification ("ASC"). ASU 2012-04 includes an amendment that clarifies that plan investments subject to ASC Topic 962, "Plan Accounting – Defined Contribution Pension Plans" ("ASC 962"), are measured at fair value less costs to sell, if those costs are significant. The Plan’s adoption of ASU 2012-04 did not have a material effect on the Plan’s net assets available for benefits or changes in net assets available for benefits.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Administrative Committee determines the Plan’s valuation policies utilizing information provided by the Trustee. See Note 4 for further discussion of fair value measurements.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.  Common collective trusts are valued at contract value. The Company common stock fund is valued based upon the quoted market price for Interface, Inc. Common Stock.  Self-directed brokerage accounts are valued at the asset value of investments held at year end. There have been no changes in the valuation methodology used at December 31, 2013 and 2012.

Interface, Inc. Savings and Investment Plan - Notes to Financial Statements

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses as they are incurred.  No allowance for credit losses has been recorded as of December 31, 2013 and 2012.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements.  Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.  Investment related expenses are included in net appreciation of fair value of investments.

Interface, Inc. Savings and Investment Plan - Notes to Financial Statements

3.	Investments	The following table presents investments that represent five percent or more of the Plan’s net assets.

December 31,	2013	2012

T. Rowe Price Stable Value Fund (common/collective trust)	$19,274,054	$20,375,034
T. Rowe Price Blue Chip Growth Fund	$11,939,285	$8,442,340
T. Rowe Price Equity Income Fund	$11,402,920	$9,032,638
T. Rowe Price Balanced Fund	$8,815,798	$7,360,295
Interface, Inc. Stock Fund	$7,989,345	$7,939,368

4. Fair Value Measurements
The framework for measuring fair value provides a hierarchy that prioritizes the inputs to valuation techniques used to measure estimated fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy under accounting standards are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in the active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
• Quoted prices for similar assets in active markets;
• Quoted prices for identical or similar assets in inactive markets;
• Inputs other than quoted prices that are observable for the asset; and
• Inputs that are derived principally from or corroborated by observable data by correlation or other means.

Level 3	Inputs to the valuation methodology are unobserved and significant to the fair value measurement.

Interface, Inc. Savings and Investment Plan - Notes to Financial Statements

The following tables set forth, by level within the fair value hierarchy, the Plan assets at fair value as of December 31, 2013 and 2012, respectively.  As required by accounting standards, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Assets at Fair Value as of December 31, 2013
Investment Type	Level 1	Level 2	Level 3	Total
Mutual Funds (by class)
Money Market	$2,157,889	$--	$--	$2,157,889
Stock	44,428,872	--	--	44,428,872
Bond	5,563,096	--	--	5,563,096
Multi-Class	8,815,798	--	--	8,815,798
Target Date Fund	21,391,722	--	--	21,391,722
Total Mutual Funds	82,357,377	--	--	82,357,377
Interface, Inc. Stock Fund	7,989,345	--	--	7,989,345
Common/Collective Trust	--	19,274,054	--	19,274,054
Self Directed Brokerage
Common Stock	710,045	--	--	710,045
Total assets at fair value	$91,056,767	$19,274,054	$--	$110,330,821

	Assets at Fair Value as of December 31, 2012
Investment Type	Level 1	Level 2	Level 3	Total
Mutual Funds (by class)
Money Market	$1,638,674	$--	$--	$1,638,674
Stock	30,880,531	--	--	30,880,531
Bond	6,304,298	--	--	6,304,298
Multi-Class	7,360,295	--	--	7,360,295
Target Date Fund	15,071,678	--	--	15,071,678
Total Mutual Funds	61,255,476	--	--	61,255,476
Interface, Inc. Stock Fund	7,939,368	--	--	7,939,368
Common/Collective Trust	--	20,375,034	--	20,375,034
Self-Directed Brokerage
Common Stock	342,556	--	--	342,556
Total assets at fair value	$69,537,400	$20,375,034	$--	$89,912,434

At December 31, 2013, the Plan had no unfunded commitments related to Common/Collective Trust Funds. The redemption of Common/Collective Trust Funds is subject to the preference of the individual Plan participants and contains no restrictions on the timing of redemption; however, participant redemptions may be subject to certain redemptions fees.

There were no transfers between Level 1 and Level 2 in the fair value hierarchy in 2013 or 2012.

Interface, Inc. Savings and Investment Plan - Notes to Financial Statements

5.	Related Party Transactions
Certain Plan investments are shares of mutual funds and units of a stable value fund managed by T. Rowe Price Trust Company.  T. Rowe Price Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.  Fees incurred by the Plan for investment management services are included in net appreciation (depreciation) in fair value of the investment as they are paid through revenue sharing, rather than a direct payment.  The Plan Sponsor pays directly any other fees related to the Plan’s operations.

At December 31, 2013 and 2012, the Plan held 363,814 and 494,049 shares, respectively, of common stock of Interface, Inc., the sponsoring employer.  The Plan also issues loans to participants that are secured by the balances in the respective participants’ accounts. Administrative expenses for the year ended December 31, 2013 and 2012 were $24,950 and $24,496, respectively, and are included in deductions from net assets in the statement of changes in net assets available for Plan benefits.

6.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, and to amend or terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

7.	Tax Status
On January 6, 2009, the Company requested that a favorable letter of determination be issued to the Company to confirm that the Plan, as amended and restated, is qualified in its entirety pursuant to the applicable requirements of the Internal Revenue Code (“IRC”).

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated July 22, 2009, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits relative to the Plan for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

In January of 2014, subsequent to the end of the Plan fiscal year ended December 31, 2013, the Plan applied for a new determination letter stating that the Plan, as amended and restated, is qualifed in its entirety pursuant to the applicable requirements of the IRC.

Interface, Inc. Savings and Investment Plan - Notes to Financial Statements

8.	Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

9.	Reconciliation of the Financial Statements to Form 5500	The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012 to Form 5500:

December 31,	2013	2012

Net assets available for benefits per the financial statements	$113,968,967	$92,529,912

Adjustment from fair value to contract value for common/collective trust	269,354	839,819

Net assets available for benefits per Form 5500	$114,238,321	$93,369,731

The following is a reconciliation of the net increase in assets available for benefits per the financial statements for the years ended December 31, 2013 and 2012 to Form 5500.

Year Ended December 31,	2013	2012

Net increase in assets available for benefits per the financial statements:	$21,439,055	$856,040

Adjustment from fair value to contract value for common/collective trust	(570,465)	37,303

Net increase in assets available for benefits per Form 5500	$20,868,590	$893,343

10.	Subsequent	The Plan has evaluated subsequent events through June 20, 2014, the date the financial statements were issued.
Events

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADMINISTRATIVE COMMITTEE OF THE
INTERFACE, INC. SAVINGS AND
INVESTMENT PLAN

   By:       /s/ Patrick C. Lynch
Patrick C. Lynch, Member

Date:    June 20, 2014

EXHIBIT INDEX

Exhibit No.	Document

23.1	Consent of Independent Registered Public Accounting Firm

SUPPLEMENTAL SCHEDULE

Interface, Inc.
Savings and Investment Plan
EIN: 58-1451243 Plan #: 002

Form 5500, Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2013
	(b)	(c)		(e)
	Identity of issuer,	Description of	(d)	Current
(a)	borrower, lessor, or similar party	Investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Value
*	T. Rowe Price Settlement Fund Common Collective Trust:	Uninvested Cash		21,527
*	T. Rowe Price Stable Value Fund	19,004,701 units		19,274,054

	Mutual Funds:
	Ariel Appreciation Fund	93,540 shares		5,212,059
	N&B Socially Responsible Fund	34,990 shares		1,220,461
	Harbor International Fund	43,317 shares		3,075,912
	Janus Overseas Fund	13,380 shares		509,652
	Munder Midcap Core GR FD Fund	74,217 shares		3,191,325
*	T. Rowe Price Equity Index 500 Fund	73,561 shares		3,662,610
*	T. Rowe Price Balanced Fund	379,664 shares		8,815,798
*	T. Rowe Price Equity Income Fund	347,227 shares		11,402,920
*	T. Rowe Price Spectrum Income Fund	310,918 shares		3,967,315
*	T. Rowe Price Blue Chip Growth Fund	184,819 shares		11,939,285
	William Blair Small Cap Growth Fund Vanguard Prime Money Market Fund	78,717 shares 2,157,889 shares		2,363,079 2,157,889
	Allianz RCM Technology Admin Fund	30,269 shares		1,851,569
	Oppenheimer International Bond Fund	77,958 shares		473,982
	PIMCO Total Return Admin Fund	104,939 shares		1,121,800
*	Retirement Income Fund	2,446 shares		36,150
*	Retirement 2005 Fund	7,727 shares		99,833
*	Retirement 2010 Fund	12,766 shares		227,498
*	Retirement 2015 Fund	74,910 shares		1,072,706
*	Retirement 2020 Fund	200,788 shares		4,094,066
*	Retirement 2025 Fund	201,019 shares		3,091,669
*	Retirement 2030 Fund	160,049 shares		3,617,101
*	Retirement 2035 Fund	178,503 shares		2,906,032
*	Retirement 2040 Fund	121,342 shares		2,840,617
*	Retirement 2045 Fund	132,284 shares		2,064,959
*	Retirement 2050 Fund	85,490 shares		1,116,504
*	Retirement 2055 Fund	17,369 shares		224,586
	Total Mutual Funds			$82,357,377

	TradeLink Investments – Self-Directed Brokerage	various publicly traded equity investments		710,045

*	Interface, Inc. Stock Fund – Employer Securities	363,814 shares		7,989,345

*	Participants Loans	4.25% - 9.50%	0	3,885,973
	Total Investments			$114,238,321
	*Party-in-interest ** The cost of participant-directed investments is not required to be disclosed.